Ridgeway
Petroleum Corp.

RECEIVED
2004 NOV 15 A 10: 03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

#82 - 1819

SUPPL

November 2, 2004

04046147

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N.W.
Washington 20549 , D.C.

RE: RIDGEWAY PETROLEUM CORP. - #82-1819 - Formerly Brenwest Mining Limited

Dear Sir/Madam:

Enclosed for your files are two copies of our November 2, 2004 news release.

Best Regards,

PROCESSED
NOV 17 2004
THOMSON FINANCIAL

Christiane Koeksal
Office Manager
RIDGEWAY PETROLEUM CORP.
encl/

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Ridgeway
Petroleum Corp.

RECEIVED
2004 NOV 15 A 10: 04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NEWS RELEASE

RIDGEWAY PETROLEUM APPOINTS RODNEY L. ESON DIRECTOR

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, November 2, 2004--Ridgeway Petroleum Corp. (the "Company") is pleased to announce the appointment of Rodney L. Eson to its Board of Directors effective immediately.

Rodney L. Eson is Chief Executive Officer of Foothill Energy, LLC, a company he founded in 2004. He holds a BSc. Degree in Mechanical Engineering and during the period 1971 to 2004 held a series of technical and executive positions with General Dynamics Corporation, Century Oil Management, Inc., Enhanced Petroleum Technology, Inc. and Venoco, Inc.

At Venoco, Inc., an independent oil and gas company he co-founded in 1992, Mr. Eson was most recently President and Chief Executive Officer. He played an integral role in maximizing shareholder value prior to its recent sale.

The Company also announces the grant, subject to regulatory approval, of a number of incentive stock options entitling the purchase, for a period of three years, of up to 1,645,000 shares of the Company at a price of $1.00 per share.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter B. Ruck, President

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com